

First Trust Portfolios L.P.

(SEC I.D. No. 8-43843)

Statement of Financial Condition
as of December 31, 2025, and
Report of Independent Registered
Public Accounting Firm

PUBLIC

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934
as a **PUBLIC DOCUMENT**.

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SEC FILE NUMBER
8-43843

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 (MM/DD/YY) AND ENDING 12/31/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: First Trust Portfolios L.P.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

120 E. Liberty Drive, Suite 400
(No. and Street)

Wheaton	IL	60187
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

James M. Dykas	(630) 517-7665	jdykas@ftadvisors.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Deloitte & Touche LLP
(Name – if individual, state last, first, and middle name)

111 S. Wacker Drive	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

10/20/2003	34
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James M. Dykas, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of First Trust Portfolios L.P. (the "Partnership"), as of December 31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: Chief Financial Officer

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☐ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

FIRST TRUST PORTFOLIOS L.P.

TABLE OF CONTENTS



Deloitte & Touche LLP
111 South Wacker Drive
Chicago, IL 60606
USA

Tel: 312-486-1000
Fax: 312-247-1000
www2.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the General and Limited Partners of
First Trust Portfolios L.P.:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of First Trust Portfolios L.P. (the "Partnership") as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Partnership as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Partnership in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte + Touche LLP

February 19, 2026

We have served as the Partnership's auditor since 2001.

FIRST TRUST PORTFOLIOS L.P.

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2025

ASSETS

Cash and cash equivalents	$116,749,070
Cash segregated for regulatory purposes	500,000
Deposits with clearing organizations	13,866,780
Receivables:	
Affiliates	16,973,277
Customers	4,544,832
Deferred sales charge	1,150,144
Brokers, dealers, and clearing organizations	6,274,761
Other receivables	8,261,406
Total receivables	37,204,420
Prepaids	8,869,850
Exchange membership – at cost	1,168,194
Securities owned – at fair value	18,703,909
Property, equipment, and leasehold improvements – At cost – less accumulated depreciation and amortization of $10,838,886	5,364,723
Right of use assets	16,154,759
Other assets	1,252,267
TOTAL ASSETS	219,833,972

LIABILITIES AND PARTNERS' CAPITAL

Lease liabilities	18,452,786
Payables:	
Brokers, dealers, and clearing organizations	4,487,354
Accounts payable and accrued liabilities	71,112,607
Total payables	75,599,961
TOTAL LIABILITIES	94,052,747
Partners' capital	125,781,225
TOTAL LIABILITIES AND PARTNERS' CAPITAL	$219,833,972

SEE NOTES TO THE STATEMENT OF FINANCIAL CONDITION

FIRST TRUST PORTFOLIOS L.P.

NOTES TO THE STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2025

1. DESCRIPTION OF BUSINESS

Organization – First Trust Portfolios L.P. (the "Partnership"), an Illinois limited partnership, is a registered securities broker-dealer specializing in the underwriting, trading, and distributing of unit investment trusts ("UITs"), closed-end funds ("CEFs"), open-end mutual funds ("OEFs"), exchange-traded funds ("ETFs"), variable insurance trusts ("VITs"), and other securities. The Partnership acts as the sponsor for various series of UITs including the FT Series, The First Trust Combined Series, The First Trust Insured Corporate Trust, The First Trust of Insured Municipal Products and The First Trust GNMA (collectively, the "UITs"). The general partner of the Partnership is The Charger Corporation (1%), an Illinois corporation. The limited partner is Grace Partners of DuPage L.P. ("Grace"), an Illinois limited partnership (99%).

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation – The accompanying Statement of Financial Condition of the Partnership has been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates – The preparation of the Statement of Financial Condition in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition. Actual results could differ from those estimates.

Cash and Cash Equivalents – Cash primarily consists of demand deposits at financial institutions. Cash equivalents include highly liquid investments, with original maturities of less than 90 days. Such balances at financial institutions may be in excess of the Federal Deposit Insurance Corporation ("FDIC") insurance limits. As of December 31, 2025, cash balances totaling $116.5 million exceeded FDIC insurance limits, subjecting the Partnership to risk related to the uninsured balance. All cash deposits are held at large established high credit quality financial institutions and management believes that the risk of loss associated with any uninsured balances is remote.

Cash Segregated for Regulatory Purposes – Cash of $500,000 has been segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities Exchange Act of 1934, as amended, the Customer Protection Rule.

Securities Owned and Securities Sold, Not Yet Purchased – Securities owned and securities sold, not yet purchased, other than units of UITs, are carried at fair value. Units of UITs are carried at net asset value, which represents fair value.

Exchange Membership – The Partnership's exchange membership at the Depository Trust and Clearing Corporation ("DTCC"), which represents ownership interest in the exchange and provides the Partnership with the right to conduct business in the exchange, is recorded at cost or, if impairment in value has occurred, at a value that reflects management's estimate of the fair value. There was no exchange membership impairment in 2025. As of December 31, 2025, the cost of the exchange membership was $1,168,194.

Customers' Securities Transactions – Customer securities transactions are recorded on a settlement date basis.

Property, Equipment, and Leasehold Improvements – Depreciation of property and equipment is computed using an accelerated method over the estimated useful lives of such assets which range from five to seven years. Internal-use software is capitalized with a useful life in excess of one year. Capitalized computer software costs are amortized using the straight-line method over a five-year period. Leasehold improvements are carried at cost and amortized using the straight-line method over the shorter of the term of the applicable lease agreement or the life of the asset.

Income Taxes – The Partnership is not subject to federal income tax as all taxable income or loss of the Partnership is included in the federal income tax returns of the partners. The Partnership is subject to tax accounting standards that establish a minimum threshold for recognizing, and a system for measuring, the benefits of a tax position taken or expected to be taken in a tax return. Tax years ended 2022, 2023, 2024, and 2025 remain open to federal and state audit. As of December 31, 2025, management has evaluated the application of these standards to the Partnership and has determined that no provision for income tax is required in the Partnership's Statement of Financial Condition for uncertain tax positions.

The Illinois Replacement Tax is to be paid by the highest tiered partnership, C corporation, S corporation, or trust in a tiered structure. As such, the Partnership is not subject to Illinois Replacement Tax as all the income generated in the state flows through to its partners, who are the highest tiers in the partnerships.

In December 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures*. The guidance requires enhanced disclosures related to the income tax rate reconciliation and income taxes paid. This guidance is effective for annual periods beginning after December 15, 2024 for public filers. The Partnership adopted ASU 2023-09, for the year ended December 31, 2025, and this adoption did not have a material impact on the financial statements.

Financial Instruments – The Partnership's financial instruments are reported at fair value, or at carrying amounts that approximate fair value for those instruments with short-term maturities.

Fair Value – Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 5 – *Fair Value Measurement*.

3. **Single Reportable Segment**

The Partnership is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including principal transactions, agency transactions, and distribution. The Partnership has identified its Chief Financial Officer ("CFO") as the Chief Operating Decision Maker ("CODM"), who uses net income to evaluate the results of the business to manage the Partnership. Additionally, the CODM uses excess net capital (see Note 12 – *Net Capital Requirements*), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to make distributions to partners or reinvest profits. The Partnership's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Partnership as a whole.

4. PROPERTY, EQUIPMENT, AND LEASEHOLD IMPROVEMENTS

Property, equipment, and leasehold improvements as of December 31, 2025, are summarized as follows:

Furniture & fixtures	$2,682,078
Office equipment	89,055
Internal-use software	148,009
Computer hardware	2,956,439
Leasehold improvements	10,328,028
Total	16,203,609
Less: accumulated depreciation and amortization	(10,838,886)
Total	$5,364,723

5. FAIR VALUE MEASUREMENT

The fair value measurement accounting guidance within ASC Topic 820, *Fair Value Measurement*, describes the following three levels used to classify fair value measurements:

Level 1 – Quoted prices in active markets for identical securities.

Level 2 – Other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.).

Level 3 – Significant unobservable inputs (including the Partnership's own assumptions in determining the fair value of securities).

The following is a description of the valuation methodologies used for securities measured at fair value, based on the Statement of Financial Condition classification. Management, from time to time, may make fair value adjustments to valuation methodologies described below under certain market conditions. Management maintains a consistent policy and process for identifying when and how such adjustments should be made. To the extent a significant fair value adjustment is made by management, the valuation classification would generally be considered Level 3 within the fair value hierarchy. There were no material changes made to the Partnership's valuation models during 2025.

The criteria used to determine whether the market for a financial instrument is active or inactive is based on the particular asset or liability. For securities, the Partnership's definition of actively traded is based on average daily volume and other market trading statistics.

Securities Owned – Securities owned includes units of UITs, state and municipal obligations, VITs, shares of OEFs, ETFs, and preferred stock. The Partnership is permitted, as a practical expedient, to estimate the fair value of its investments in UITs, VITs, and OEFs based on the net asset value per share or its equivalent. As such, the Partnership uses the practical expedient to estimate the fair value of its investments in UITs, VITs, and OEFs. State and municipal obligations, to the extent owned, are classified as Level 2 within the fair value hierarchy. Shares of ETFs represent seed investments in such funds, are carried at fair value which is based on quoted market prices or net asset value per share, and are classified as Level 1 within the fair value hierarchy. Preferred stock is classified as Level 2 within the fair value hierarchy. Preferred stock is carried at fair value based on prices received from an external pricing vendor.

Securities Sold, Not Yet Purchased – Securities sold, not yet purchased consist of units of UITs and are carried at net asset value.

Futures Contracts – The Partnership entered into certain exchange traded futures contracts to assist in limiting its exposure to value changes of its inventory. Fair value of open futures contracts is calculated as the difference between the contract price at trade date and the contract's closing price on the valuation date as reported on the exchange on which the futures contracts are traded. Futures contracts are typically classified as Level 1 within the fair value hierarchy. As of December 31, 2025, the Partnership held nineteen short futures contracts with a notional balance of $3,141,155.

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities. A summary of the inputs used to value the Partnership's assets recorded at fair value on a recurring basis as of December 31, 2025, is as follows:

Assets measured at fair value

	Level 1	Level 2	Level 3	Measured at Net Asset Value	Totals
Assets					
Securities owned:					
Unit investment trusts	$ -	$ -	$ -	$ 16,685,870	$ 16,685,870
Variable insurance trusts	-	-	-	1,228,932	1,228,932
Exchange-traded funds	6,995	-	-	-	6,995
Open-end mutual funds	-	-	-	779,612	779,612
Preferred stock	-	2,500	-	-	2,500
Futures contracts	3,926	-	-	-	3,926
Total	$10,921	$ 2,500	$ -	$ 18,694,414	$ 18,707,835

The Partnership held no securities classified as Level 3 during the year ended December 31, 2025.

6. LETTERS OF CREDIT

The Partnership, in the ordinary course of business, is contingently liable under outstanding letter of credit agreements. As of December 31, 2025, there was no balance outstanding.

7. SHORT-TERM BORROWINGS

The Partnership has an arrangement with a bank to borrow funds on a short-term basis, payable on demand. Short-term bank borrowings are collateralized principally by securities owned by the Partnership on a settlement date basis. The short-term bank borrowings bear interest at variable rates based on the Federal Funds rate plus 50 basis points. There were no outstanding borrowings under this arrangement during the year ended December 31, 2025.

8. LEASES

A lease provides the lessee the right to control the use of an identified asset for a period of time in exchange for consideration. Substantially all of the leases in which the Partnership is the lessee are operating leases relating to office space and corporate office equipment. As of December 31, 2025, lease expiration dates ranged from 5 months to 100 months. The Partnership's lease agreements do not contain any material residual value guarantees or restrictive covenants.

At the inception of a contract, the Partnership determines whether it is or contains a lease, which includes consideration of whether there are identified assets in the contract and if the Partnership has control over such assets. Right-of-use ("ROU") assets and lease liabilities are recognized for all arrangements that qualify as a lease, except for those with original lease terms of 12 months or less, which are not recorded on the Statement of Financial Condition.

ROU assets represent the Partnership's right to use an underlying asset for the lease term and lease liabilities represent the obligation to make lease payments arising from the lease. ROU assets and liabilities are recognized at the lease commencement date based on the present value of lease payments over the lease term. In determining the present value of lease payments, the Partnership used its incremental borrowing rate based on the term of the lease and the interest rate environment at the lease commencement or remeasurement date.

The Partnership's lease terms may include options to extend or terminate the lease. Only those renewal and termination options which the Partnership is reasonably certain of exercising are included in the calculation of the lease liabilities.

The following table presents the maturities of operating lease liabilities as of December 31, 2025:

Years Ending December 31	Amount
2026	$4,401,711
2027	2,934,697
2028	2,931,620
2029	2,894,401
2030	2,650,244
Thereafter	7,165,406
Total lease payments	$22,978,079
Less: discount	(4,525,293)
Total operating lease liabilities	$18,452,786

9. OFF BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK

The Partnership does not extend credit to its customers. In the normal course of business, the Partnership's customer activities involve the execution and settlement of customer transactions, primarily the purchase and sale of UITs. These activities may expose the Partnership to off-balance sheet risk in the event the customer is unable to fulfill its contracted obligations and the Partnership has to purchase or sell the UITs at a loss.

The Partnership in its capacity as a clearing broker-dealer engaged in various trading, brokerage, and investing activities with counterparties, which primarily include other broker-dealers, banks and financial institutions. In the event counterparties do not fulfill their obligations, the Partnership may be exposed to risk of default. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Partnership's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

10. CONTINGENCIES

In the normal course of business, the Partnership enters into agreements that may include indemnity provisions in favor of third parties and affiliates. Those arrangements may not limit the Partnership's liability and therefore it is not possible to estimate the Partnership's potential liability under these circumstances. As of December 31, 2025, the Partnership is not aware of any outstanding contingencies.

In the normal course of business, the Partnership is subject to pending and threatened legal actions, some of which seek substantial relief or damages. In accordance with applicable accounting guidance, we establish accruals for all such matters, including expected settlements, when we believe it is probable that a loss has been incurred and the amount of the loss is reasonably estimable. When a loss contingency is not both probable and estimable, we do not establish an accrual. While the ultimate outcome of any outstanding legal proceedings cannot be predicted with certainty, after reviewing pending and threatened litigation with counsel, management believes at this

time that the outcome of such litigation will not have a material adverse effect on the Partnership's business or financial condition.

11. RELATED-PARTY TRANSACTIONS

Transactions with affiliates related through common ownership are with First Trust Advisors L.P. ("FTA"), First Trust Capital Partners LLC ("FTCP"), Stonebridge Advisors LLC ("SBA"), First Trust Indexing Solutions ("FTINDX"), First Trust Global Enterprises LP ("FTGE"), FT Portfolios Canada Co ("FTPC"), First Trust Japan GK ("FTJAPAN"), First Trust Portfolios Asia PTE LTD ("FTASIA"), First Trust Global Portfolios LTD ("FTGP"), First Trust Global Portfolios Management Limited ("FTGPM"), and FT Shared Services LLC ("FTSS"). The Partnership shares facilities and personnel with these affiliates and allocates a portion of the related costs. The Partnership also paid operating expenses on behalf of the affiliated companies. As of December 31, 2025, amounts receivable on this arrangement totaled $23,930, $3,120, $331,049, $61,118, $1,237, $165, $284, and $139 for SBA, FTGE, FTCP, FTGPM, FTGP, FTJAPAN, FTSS, and FTPC, respectively, and are included in net receivables from Affiliates on the Statement of Financial Condition. As of December 31, 2025, amounts payable to FTA on this arrangement totaled $1,248,416 and are included in net receivables from Affiliates on the Statement of Financial Condition. Additionally, the Partnership receives solicitations fees from SBA, which had a total amount of $918,060 due to the Partnership as of December 31, 2025. The Partnership receives solicitations fees from Energy Income Partners LLC ("EIP"), which had no balance due to the Partnership as of December 31, 2025.

During the year, the Partnership receives evaluation services revenue from the affiliated UITs that it sponsors. FTA conducted the evaluation services on the Partnership's behalf. As of December 31, 2025, the Partnership had a total amount of $1,981,782 due to FTA, which is included in net receivables from Affiliates on the Statement of Financial Condition.

The Partnership receives 12b-1 fee revenue from affiliated funds. As of December 31, 2025, net amounts due to the Partnership totaled $608,180 and are included in Other receivables in the Statement of Financial Condition.

The Partnership is reimbursed by the UITs for certain organization and offering costs paid by the Partnership on behalf of such UITs. In certain instances, actual organization and offering costs incurred by the UITs are greater than estimated. In these circumstances, the Partnership will subsidize the UITs for the additional costs above the estimates. As of December 31, 2025, amounts receivable from the UITs totaled $1,441,950 and are included in Other receivables in the Statement of Financial Condition.

The Partnership receives distribution fees from FTA and First Trust Capital Management LP ("FTCM") for the distribution and principal underwriting of the funds for which FTA, and FTCM act as sponsor and investment advisor. As of December 31, 2025, the balance outstanding totaled $13,387,678 and $4,988,525 for FTA and FTCM, respectively, and are included in receivable from Affiliates on the Statement of Financial Condition.

The Partnership receives referral fees from FTA for the referral of prospective investors to SMA products managed by FTA. As of December 31, 2025, the balance outstanding totaled $488,171 and is included in receivables from Affiliates on the Statement of Financial Condition.

The Partnership pays research fees to Vest Financial LLC ("Vest"), a subsidiary of Vest Group Inc, an affiliate related through common ownership, for their services provided to the UITs. As of December 31, 2025, the balance outstanding due to Vest totaled $804,466 and is included in Accounts payable and accrued liabilities on the Statement of Financial Condition.

Certain employees of the Partnership own limited partnership interests in Grace.

12. NET CAPITAL REQUIREMENTS

As a registered broker-dealer with the SEC and the Financial Industry Regulatory Authority, Inc. ("FINRA"), the Partnership is subject to the SEC's Rule 15c3-1 under the Securities Exchange Act of 1934, as amended. This rule prohibits a broker-dealer from engaging in any securities transaction at a time when its net capital is less than the greater of 6-2/3% of aggregate indebtedness, as those terms are defined, or $250,000.

As of December 31, 2025, the Partnership had net capital of $98,887,418 which was $95,431,262 in excess of its required net capital of $3,456,156. The Partnership's ratio of aggregate indebtedness to net capital was 0.52 to 1.00.

Capital distributions are anticipated to be made to Grace within the first six months of 2026, subject to applicable SEC and FINRA limitations.

Advances to affiliates and other capital withdrawals are subject to certain notification and other provisions of the net capital rule of the SEC and FINRA Rule 4110.

13. SUBSEQUENT EVENTS

The Partnership has evaluated events subsequent to December 31, 2025, to assess the need for potential recognition or disclosure in this Statement of Financial Condition. Such events were evaluated through February 19, 2026, the date the Statement of Financial Condition was available to be issued. Based upon this evaluation, it was determined the only subsequent event requiring disclosure is as follows.

In January and February of 2026, the Partnership made capital distributions in the amount of $27,000,000 and $9,500,000, respectively.

* * * * * *